NOT FOR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN, THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (THE "UNITED STATES"), AUSTRALIA, SOUTH AFRICA, JAPAN OR IN OR INTO ANY OTHER JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.

Press Release
Planegg/Munich, Germany, 23 March 2023

MorphoSys AG invites all eligible holders to offer to sell for cash their convertible bonds due 2025 (ISIN DE000A3H2XW6)

The management board of MorphoSys AG (the “Company”) resolved today, with the approval of the supervisory board, to invite eligible holders of the convertible bonds due 2025 issued by MorphoSys AG with an outstanding aggregate nominal amount of EUR 325 million (ISIN DE000A3H2XW6) (the “Bonds”) to make offers to sell for cash their Bonds in a modified reverse Dutch auction process (the “Invitation”). The Company intends to repurchase approx. EUR 120 million in aggregate principal amount of the Bonds (the "Target Amount"). Bonds bought back, if any, are intended to be cancelled by the Company.
The purchase price per Bond tendered will be between 60.00 % and 64.00 % of the principal amount per Bond (equal to between EUR 60,000 and EUR 64,000 per bond). In addition, the Company will pay interest accrued on the Bonds from and including the immediately preceding interest payment date but excluding the settlement date of the Invitation, which is expected to amount to EUR 283.31 per Bondi. The final purchase price and the total number of the Bonds expected to be acquired will be determined via a modified reverse Dutch auction procedure closing on 24 March 2023 at 15:00 (Frankfurt time). Settlement is expected to occur on 30 March 2023.
The Company will decide in its sole discretion to what extent and at what price it will repurchase Bonds.
The repurchase of the Bonds can be modified, suspended or resumed at any point in time. The Company does not intend to disclose each individual transaction. The Company will announce the completion of the repurchase of the Bonds.
The Invitation is not being made, and will not be made, directly or indirectly, in or into the United States by use of the mails or by any means or instrumentality (including, without limitation, e-mail, facsimile transmission, telephone, the internet and other forms of electronic communication) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States and the Invitation cannot be accepted, and no bonds can be offered for sale, by any such use, means, instrumentality or facility or from within the United States. The Invitation is not open to any persons located or resident in the United States, or persons acting for the account or benefit of any such persons, or in any other jurisdiction where the Invitation or any participation therein would be unlawful.

Dealer Manager Contact
J.P. Morgan SE
TaunusTurm
Taunustor 1
60310 Frankfurt
Germany

Attention: Equity-Linked Desk
Email: EQL_LM@jpmorgan.com

Disclaimer
This publication may not be published, distributed or transmitted, directly or indirectly, in the United States (including its territories and possessions), Australia, South Africa or Japan or any other jurisdiction where such an announcement would be unlawful. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession this document or other information referred to herein should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
This publication is not an extension of a tender offer in the United States for securities of the Company. A tender offer for the sale of Bonds is not being made within the United States or to, or for the account or benefit of, persons located or resident in the United States.
In the United Kingdom, this document is only being distributed to and is only directed at persons who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) are persons falling within Article 49(2)(a) to (d) of the Order (high net worth companies, unincorporated associations, etc.) (all such persons together being referred to as "Relevant Persons"). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines to patients, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director, Communications Tel: +1 617-548-9271 eamonn.nolan@morphosys.com

i Assuming Settlement date on 30 March 2023